                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment Number One)

                             WESTPORT BANCORP, INC.
     ......................................................................
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
     ......................................................................
                         (Title of Class of Securities)

                                   961243102
     ......................................................................
                                 (CUSIP Number)

                                MICHAEL H. FLYNN
                            277 GREENFIELD HILL ROAD
                              FAIRFIELD, CT 06430

                               PHONE 203 222-6911
     .....................................................................
      (Name, Address and Telephone Number of Person to Receive Notices and
                                Communications)

                                April 29, 1995
     .....................................................................
            (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement / /





                               Cover Page 1 of 2

- --------------------------------------------------------------------------------
                 1) Names of Reporting Persons, S.S. or I.R.S.Identification
                    Nos. of Above Persons....................................
                                       MICHAEL H. FLYNN
- --------------------------------------------------------------------------------
                 2) Check the Appropriate Box if a Member of a Group (see
                     Instructions............................................
                          (a) . . . . . . . . . . . . . . . . . . . . . . . . .
                          (b) . . . . . . . . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
                 3) SEC Use Only............................................
- --------------------------------------------------------------------------------
                 4) Source of Funds (See Instructions)..................  PF
- --------------------------------------------------------------------------------
                 5) Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)..........................
- --------------------------------------------------------------------------------
                 6) Citizenship or Place of Organization..............  U.S.
- --------------------------------------------------------------------------------
  Number of     (7) Sole Voting Power  . . . . . . .  362,097
Shares Bene- -------------------------------------------------------------------
  ficially      (8) Shared Voting Power  . . . . . .        0
  Owned by   -------------------------------------------------------------------
Each Report-    (9) Sole Dispositive Power . . . . .  362,097
 ing Person  -------------------------------------------------------------------
    With       (10) Shared Dispositive Power . . . .        0
- --------------------------------------------------------------------------------
                11) Aggregate Amount Beneficially Owned by Each Reporting
                    Person . . . . . . . . . . . . . .  362,097
- --------------------------------------------------------------------------------
                12) Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares (See Instructions). . . . . . . . . . .
- --------------------------------------------------------------------------------
                13) Percent of Class Represented by Amount in Row (11) 7.0%
- --------------------------------------------------------------------------------
                14) Type of Reporting Person (See Instructions). . . .  IN
                ...................................................

                ...................................................

                ...................................................

                ...................................................

                ...................................................

                ...................................................

                ...................................................

                ...................................................

                ...................................................

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                               Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
MICHAEL H. FLYNN
Page 1 of 2 Pages


         This statement which is filed on behalf of Michael H. Flynn constitutes Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 16, 1994 (the "initial 13D") with respect to the common stock, par value, $.01 per share (the "Common Stock") of Westport Bancorp, Inc., (the "company") which has its principal executive offices at 87 Post Road East, Westport, Connecticut. Other than as set forth herein, there has been no change in the information disclosed in any of the Items to the Initial Schedule 13D a copy of which is attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is hereby amended to read as follows:

           The source and amount of funds or other consideration used or to be used by Mr. Flynn in making purchases of the common stock of Westport Bancorp, Inc. of which he is the beneficial owner are amended as follows:

           283,333 shares represent Common Stock which Mr. Flynn would own if he were to exercise all of his stock options to purchase Common Stock of Westport Bancorp, Inc. at $2.00 per share pursuant to an Option Agreement dated December 17, 1992, which options were granted as consideration for Mr. Flynn's employment and were exercisable within 60 days of the date of this schedule.

           Notes: 1) 764 shares are held for Mr. Flynn by the Westport Bancorp ESOP which were purchased pursuant to the terms of the ESOP; 2) on April 26, 1995, Mr. Flynn exercised Warrants to purchase 12,000 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

           Item 4 is hereby amended to reflect the expiration date of Group B options effective on December 16, 2002, in place of the incorrect date previously reported.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           Item 5 is hereby amended to read as follows:

           (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Flynn is amended to 362,097 shares which represent 7.0% of the Common Stock of Westport Bancorp, Inc.

           (b) As to the number of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Flynn he has:

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
MICHAEL H. FLYNN
Page 2 of 2 Pages

             sole power to vote or to
                  direct the vote as to. . . . .  362,097 shares;

             shared power to vote or to
                  direct the vote as to. . . . .        0 shares;

             sole power to dispose or to
                  direct the disposition of. . .  362,097 shares; and

             shared power to dispose or to
                  direct the disposition of. . .        0 shares.

           (c) On January 1, 1995, Mr. Flynn became entitled to exercise options to purchase 28,333 shares of Westport Bancorp, Inc. Common Stock and on April 29, 1995, Mr. Flynn became further entitled to exercise options to purchase 56,667 shares of Westport Bancorp, Inc. Common Stock, for $2.00 per share, pursuant to the terms of his Option Agreement with Westport Bancorp, Inc. dated December 22, 1992.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

May 8, 1995
......................................................................
Date

/s/ Michael H. Flynn
......................................................................
Signature


Michael H. Flynn
......................................................................
Name/Title




 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

WESTPORT BANCORP, INC.
................................................................................
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.01 PER SHARE
................................................................................
                         (Title of Class of Securities)

961243102
................................................................................
                                 (CUSIP Number)
MICHAEL H. FLYNN
277 GREENFIELD HILL ROAD
FAIRFIELD, CT 06430

PHONE 203 222-6911
................................................................................
      (Name, Address and Telephone Number of Person to Receive Notices and
                                Communications)

April 29, 1994
................................................................................
            (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement /X/
- --------------------------------------------------------------------------------
                 1) Names of Reporting Persons, S.S. or I.R.S.Identification
                    Nos. of Above Persons..................................
MICHAEL H. FLYNN
- --------------------------------------------------------------------------------
                 2) Check the Appropriate Box if a Member of a Group (see
                    Instructions....................................
                          (a) . . . . . . . . . . . . . . . . . . . . . . . . .
                          (b) . . . . . . . . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
                 3) SEC Use Only..............................................
- --------------------------------------------------------------------------------
PF               4) Source of Funds (See Instructions)........................
- --------------------------------------------------------------------------------
                 5) Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)............................
- --------------------------------------------------------------------------------
U.S.             6) Citizenship or Place of Organization......................
- --------------------------------------------------------------------------------
                               Cover Page 1 of 2

- --------------------------------------------------------------------------------
Number of        (7) Sole Voting Power . . . . . . . . .  276,880
Shares Bene-     ---------------------------------------------------------------
  ficially       (8) Shared Voting Power . . . . . . . .        0
  Owned by       ---------------------------------------------------------------
Each Report-     (9) Sole Dispositive Power. . . . . . .  276,880
 ing Person      ---------------------------------------------------------------
    With       (10) Shared Dispositive Power. . . . . .        0
- --------------------------------------------------------------------------------
         11)  Aggregate Amount Beneficially Owned by Each Reporting
              Person . . . . . . . . . . . . . . . .  276,880
- --------------------------------------------------------------------------------
         12)  Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares (See Instructions). . . . . . . . . . . . . . . . . . . . .
- --------------------------------------------------------------------------------
8.2%     13)  Percent of Class Represented by Amount in Row (11) . . . . . . . .
- --------------------------------------------------------------------------------
IN       14)  Type of Reporting Person (See Instructions). . . . . . . . . . . .
                 ....................................................

                 ....................................................

                 ....................................................

                 ....................................................

                 ....................................................

                 ....................................................

                 ....................................................

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                              Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
MICHAEL H. FLYNN
Page 1 of 5 Pages

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock of Westport Bancorp, Inc., Par Value $.01 Per Share (Note: all shares of Westport Bancorp, Inc. Series A Convertible Preferred Stock owned by Mr. Flynn being treated herein as fully converted based on 1 Preferred share equaling 100 Common shares) issued by Westport Bancorp, Inc. which has its principal executive offices at 87 Post Road East, Westport, CT 06880.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This statement is filed by Michael H. Flynn, a natural person.

        (b) The residence address of Mr. Flynn is 277 Greenfield Hill Road, Fairfield, Connecticut 06430.

        (c) Mr. Flynn is the President, Chief Executive Officer and Director of Westport Bancorp, Inc., a Delaware holding company and The Westport Bank & Trust Company, a bank and trust company chartered under Connecticut law. Both companies maintain executive offices at 87 Post Road East, Westport, CT 06880.

        (d) Mr. Flynn has never been convicted in a criminal proceeding.

        (e) Mr. Flynn has never been a party to any judicial or administrative civil proceeding relating to federal or state securities laws.

        (f) Mr. Flynn is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source and amount of funds or other consideration used or to be used by Mr. Flynn in making purchases of the common stock of Westport Bancorp, Inc. of which he is the beneficial owner are as follows:

        50,000 shares represent Common Stock which Mr. Flynn would own if he were to convert all of his 500 shares of Series A Convertible Preferred Stock, purchased directly from Westport Bancorp, Inc. with $50,000 of personal funds and which can be converted into Common Stock without further payment;

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
MICHAEL H. FLYNN
Page 2 of 5 Pages

        25,500 shares represent Common Stock which Mr. Flynn would own if he were to exercise all of his Warrants, effective January 1, 1994, to purchase Common Stock by paying $0.75 per common share, as set forth in the Warrant Certificate attached hereto. The Warrants were acquired by Mr. Flynn with the Series A Convertible Preferred Stock purchase at no additional cost; and

        198,333 shares represent Common Stock which Mr. Flynn would own if he were to exercise all of his stock options to purchase Common Stock of Westport Bancorp, Inc. at $2.00 per share pursuant to an Option Agreement dated December 17, 1992, which options were granted as consideration for Mr. Flynn's employment and were exercisable within 60 days of the date of this schedule.

        Note: Mr. Flynn previously acquired and still owns: 1,500 shares individually which were purchased with $500 of personal funds; 1,500 shares held as trustee, with sole voting power, of an educational trust created by Mary H. Flynn for the benefit of her grandchildren which were purchased with $500 of trust funds; and 547 shares held for Mr. Flynn by the Westport Bancorp ESOP which were purchawed pursuant to the terms of the ESOP.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose Mr. Flynn acquired the shares of Westport Bancorp, Inc. which he presently owns in his individual name was for personal investment and the shares held by him as trustee were acquired as trust investments. The remainder of the shares beneficially owned by Mr. Flynn are, in fact, not actually owned by Mr. Flynn and will not be actually owned by him until such time as Mr. Flynn does any one or more of the following: A) exercises his rights to convert all of his Convertible Preferred Stock into Common Stock of Westport Bancorp,
        Inc. B) exercises his rights under all of the Warrants he holds as owner of Convertible Preferred Stock and C) exercises all of the options he is presently entitled to exercise pursuant to an Option Agreement between himself and Westport Bancorp, Inc.

        The aforesaid Option Agreement provides that Mr. Flynn will become entitled to exercise certain option rights to purchase 425,000 shares, therein fully described and generally summarized as follows: two-thirds of the

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
MICHAEL H. FLYNN
Page 3 of 5 Pages

        options are known as "Group A Options" which become exercisable over a period of five years, twenty percent of such options being exercisable each year commencing April 29, 1993 and continuing thereafter through April 29, 1997, with all Group A options exercisable until December 16, 2002, when they will expire; and one-third of the options are known as "Group B Options" which become exercisable over a period of three years, sixty percent of the options becoming exercisable on January 1, 1994, and twenty percent becoming exercisable on January 1, 1995 and 1996, respectively, with expiration of the Group B options effective on January 1, 1997.

        The Convertible Perferred Stock of Westport Bancorp, Inc. owned by Mr. Flynn may be converted into shares of Westport Bancorp, Inc. Common Stock on the basis of one Convertible Preferred share upon conversion becoming one hundred shares of Common Stock.

        The Westport Bancorp, Inc. Warrants owned by Mr. Flynn can be exercised by him to purchase shares of Westport Bancorp, Inc. Common Stock upon payment of $.75 per share.

        Mr. Flynn also participates in the Westport Bank & Trust Company employee benefit plan known as the Employee Stock Ownership Plan (ESOP) and he may be entitled to acquire additional shares of Westport Bancorp, Inc. as a participant in the ESOP.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Flynn is 276,880 shares which represent 8.2% of the Common Stock of Westport Bancorp, Inc.

        (b) As to the number of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Flynn he has:

             sole power to vote or to
             direct the vote as to. . . . . . . . . . . . . 276,800 shares;

             shared power to vote or to
             direct the vote as to. . . . . . . . . . . . .       0 shares;

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
MICHAEL H. FLYNN
Page 4 of 5 Pages


             sole power to dispose or to
             direct the disposition of. . . . . . . . . .   276,800 shares; and

             shared power to dispose or to
             direct the disposition of. . . . . . . . . .         0 shares.

        (c) On April 29, 1994, Mr. Flynn became entitled to exercise options to purchase 56,667 shares of Westport Bancorp, Inc. Common Stock for $2.00 per share pursuant to the terms of his Option Agreement with Westport Bancorp, Inc. On January 1, 1994, Mr. Flynn further became entitled to exercise rights to purchase 25,000 shares of Westport Bancorp, Inc. Common Stock for $.75 per share pursuant to Warrants owned by Mr. Flynn

        (d)  This subparagraph does not apply to Mr. Flynn.

        (e)  This subparagraph does not apply to Mr. Flynn.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships between Mr. Flynn and any other person or entity or group of persons or entities with respect to any securities of Westport Bancorp, Inc., other than the contracts set forth in Items 3 and 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Appended to this statement are copies of Mr. Flynn's Option Agreement with Westport Bancorp, Inc. dated December 17, 1992; a copy of Mr. Flynn's Warrant Certificate; and a copy of the Westport Bancorp, Inc. Prospectus for 8,067,871 Shares of Common Stock, Par

        Value $.01 Per Share, which contains a description of both the Convertible Preferred Stock of Westport Bancorp, Inc., shares of which are owned by Mr. Flynn, as well as a description of the Warrants owned by Mr. Flynn, which were issued by Westport Bancorp, Inc. in conjunction with its offering of Convertible Preferred Stock.

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
MICHAEL H. FLYNN
Page 5 of 5 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 12, 1994
......................................................................
Date

/s/ MICHAEL H. FLYNN
......................................................................
Signature


Michael H. Flynn
......................................................................
Name/Title




     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)